UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant’s name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

On June 28, 2024, EpicQuest Education Group International Limited (the “Company”) issued a press release entitled “EpicQuest Education Announces Receipt of Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency.” A copy of the press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K and the first, second, third and fourth paragraphs in Exhibit 99.1 are hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-258658) and Form F-3 (File Nos. 333-264807 and 333-277859), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit	Description
99.1	Press release dated June 28, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu
Chief Financial Officer

Date: June 28, 2024

2